Exhibit 99.1

Pembina Pipeline Corporation Reports First Quarter 2016 Results

Strong results driven by increased revenue volumes and solid operations

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, May 5, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2016.

Financial Overview

($ millions, except where noted)	3 Months Ended March 31 (unaudited)
	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)(2)	670	633
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	113	113
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	141	129
Total volume (mboe/d)	1,804	1,755
Revenue	1,017	1,154
Net revenue(4)	394	375
Operating margin(4)	315	284
Gross profit	237	228
Earnings	102	120
Earnings per common share – basic and diluted (dollars)	0.23	0.32
Adjusted EBITDA(4)	269	241
Cash flow from operating activities	271	120
Cash flow from operating activities per common share – basic (dollars)(4)	0.72	0.35
Adjusted cash flow from operating activities(4)	209	213
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.56	0.63
Common share dividends declared	172	148
Preferred share dividends declared	14	10
Dividends per common share (dollars)	0.46	0.44
Capital expenditures	375	498

	3 Months Ended March 31 (unaudited)
	2016		2015
($ millions)	Net Revenue(4)	Operating Margin(4)	Net Revenue(4)	Operating Margin(4)
Conventional Pipelines	175	128	154	98
Oil Sands & Heavy Oil	52	33	55	35
Gas Services	53	37	54	37
Midstream	114	114	113	113
Corporate		3	(1)	1
Total	394	315	375	284

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."

Highlights

•	Realized record revenue volumes for the second consecutive quarter; Conventional Pipelines also reached record volumes with an average of 670 mbpd;
•	Safely placed over $740 million assets into service, including $226 million in the first quarter of 2016 and an estimated $515 million subsequent to quarter end relating to RFS II, Musreau III and the Resthaven Expansion (as defined below);
•	Achieved Adjusted EBITDA of $269 million, 12 percent or $28 million higher than the first quarter of 2015;
•	Cash flow from operating activities increased by 126 percent to $271 million ($0.72 per common share-basic) as compared to the first quarter of 2015;
•	Closed a $566 million (including closing adjustments) acquisition of a 250 MMcf/d gas processing plant and associated midstream infrastructure from Paramount Resources subsequent to quarter end;
•	Received regulatory and environmental approval for the 270 kilometre, 24 and 16 inch Fox Creek to Namao, Alberta pipeline portion of Pembina's Phase III Expansion;
•	Increased the monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective for the dividend payable on May 13, 2016;
•	Raised $765 million including $170 million through a preferred share issuance, $345 million through a common share issuance and, subsequent to quarter end, an additional $250 million through a preferred share issuance; and
•	Increased Pembina's unsecured revolving credit facility from $2 billion to $2.5 billion.

"I'm pleased to report that Pembina has started the year off well by delivering another solid quarter including achieving record revenue volumes across our business," commented Scott Burrows, Pembina's Vice President Finance and Chief Financial Officer. "Additionally, we have increased our dividend by 4.9 percent – which is now the fifth consecutive year that we've increased the dividend and further demonstrates our proven track record and commitment to growing shareholder value."

"Pembina has had a very busy and exciting start to 2016," said Mick Dilger, Pembina's President and Chief Executive Officer. "So far this year, we've successfully executed on our capital program by bringing into service approximately $740 million of assets. We've also acquired over $560 million in new gas processing assets that are strategically integrated with our existing asset base in one of our core operating areas and that serve some of the most economic geology in North America. These assets substantially increase our service offering through the addition of sour gas processing and will also provide a platform of future growth opportunities for our company."

"On another exciting note, I am pleased with our recent announcement regarding entering into a joint feasibility study with Petrochemical Industries Company K.S.C., for the evaluation of a world-scale combined propane dehydrogenation and polypropylene upgrading facility in Alberta. Building this value-added facility would not only help provide a much-needed local propane demand for our customers, it would also benefit Alberta by providing additional economic activity and tax base. I look forward to the coming months as we undertake a detailed technical, financial and commercial study to confirm this opportunity aligns with our investment criteria."

New Developments in 2016 and Growth Projects Update

•	Announced that Pembina entered into a joint feasibility study with the Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, for the evaluation of a world-scale combined propane dehydrogenation and polypropylene upgrading facility in Alberta (the "PDH and PP Facility"). The proposed PDH and PP Facility represents an opportunity to develop crucial new market demand for propane in the Province of Alberta, benefitting Alberta's oil and gas producers, as well as the Province. The final investment decision is expected to be made by the middle of 2017;
•	Commissioned the second ethane-plus fractionator at Pembina's Redwater site ("RFS II") on April 1, 2016. RFS II was completed on budget and one quarter later than originally expected. With RFS II in service, Pembina's Redwater fractionation capacity has more than doubled with over 146 mbpd of fractionation capacity;
•	Completed and placed into service its 100 MMcf/d (gross) expansion of its Resthaven facility (the "Resthaven Expansion") subsequent to quarter end. The Resthaven Expansion was completed on time and under budget;
•	Completed and placed into service its 100 MMcf/d shallow cut Musreau III facility ("Musreau III"), in April of 2016, ahead of schedule and is anticipated to be under budget;
•	Announced that Pembina has agreements for downstream connections to multiple third-party diluent pipelines at its planned Canadian Diluent Hub ("CDH") for an initial aggregate take-away capacity in excess of 400 mbpd, as well as received regulatory and environmental approvals for CDH;
•	Announced that Pembina entered into a cost-of-service agreement to build a new pipeline lateral that will transport production from the liquids-rich Montney resource play;
•	Commissioned three above ground storage tanks at its Edmonton North Terminal ("ENT"), which have a total working capacity of 550 mbbls, more than doubling the total capacity at ENT. ENT was placed into service ahead of schedule and under budget;
•	Completed a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack at its NGL storage and terminalling facilities in Corunna, Ontario; and
•	Received regulatory and environmental approval for its terminalling services project for the North West Redwater Partnership ("North West") with respect to North West's planned refinery for an expected capital cost of $180 million and anticipated in-service date of late 2017.

Dividends

•	Pembina's Board of Directors declared dividends of $0.16 per qualifying common share payable on May 13, 2016 and June 15, 2016 to shareholders of record on April 25, 2016 and May 25, 2016.
•	Pembina's Board of Directors declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, $0.28125 per qualifying Series 7 preferred share, $0.296875 per qualifying Series 9 preferred share and $0.359375 per qualifying Series 11 preferred share payable on June 1, 2016 to shareholders of record on April 29, 2016.

First Quarter 2016 Conference Call & Webcast

Pembina will host a conference call on Friday, May 6, 2016 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the first quarter of 2016. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 13, 2016 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 92807523.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1102321&s=1&k=F368DC9F046C5E4E19F4477C954E5A83 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting of Shareholders

The Company will hold its annual general meeting of shareholders ("AGM") on Thursday, May 12, 2016 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1153442&s=1&k=8BA655A73E2B1A050271BF5A8E821E9D. Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "plans", "anticipates", "intends", "should", "estimates", "continue", "could", "forecast" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and future financial and operating results; future dividends which may be declared on Pembina's common shares; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, pipeline, processing, fractionation and storage facility and system operations and throughput levels; anticipated synergies between acquired assets, assets under development and existing assets of the Company; the impact of share price on annual share-based incentive expense; and, the anticipated use of proceeds from financings.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; expectations regarding participation in Pembina's dividend reinvestment plan; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's  insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share and total enterprise value. Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate the Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended March 31, 2016, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:05e 05-MAY-16